Exhibit 12.1

STATEMENT OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
(dollars in thousands)	Sept. 28, 2013	June 29, 2013	June 30, 2012	July 2, 2011	July 3, 2010	June 27, 2009

Numerator: Earnings

Pre-tax income or loss from continuing operations before adjustment for income or loss from equity investees	(506)	9,816	(10,509)	22,698	16,545	7,344

Fixed charges	1,033	3,997	4,132	2,616	3,509	4,718

Amortization of capitalized interest	—	—	—	—	—	—

Distributed income of equity investees	—	—	—	—	—	—

Pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges	—	—	—	—	—	—

Less: interest capitalized	—	—	—	—	—	—

Less: preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—	—

Less: the noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	—	—	—	—	—	—

Total Earnings	527	13,813	(6,377)	25,314	20,054	12,062

Denominator: Fixed Charges

Interest expense	1,033	3,997	4,132	2,616	3,509	4,718

Capitalized interest	—	—	—	—	—	—

Amortized premiums, discounts and capitalized expenses related to indebtedness	*	*	*	*	*	*

Estimate of the interest within rental expense	580	2,200	2,187	2,192	1,983	1,991

Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—	—

Total Fixed Charges	1,613	6,197	6,319	4,808	5,492	6,709

* Included in the interest expense.

RATIO OF EARNINGS TO FIXED CHARGES	0.33	2.23	(1.01)	5.27	3.65	1.80